UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                                 LANOPTICS LTD.
                                 --------------
                                (Name of Issuer)

               Ordinary Shares, nominal value, NIS 0.02 per share
               --------------------------------------------------
                         (Title of Class of Securities)

                                    M6706C103
                                    ---------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               December 19, 2003
                               -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                               Page 1 of 14 Pages

                                  SCHEDULE 13D
CUSIP No. M6706C103                                           Page 2 of 14 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  COMSOR VENTURE FUND LDC (f/k/a COMSOR TRADING FUND LDC)

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                  [ ]

6        Citizenship or Place of Organization

                  Cayman Islands

                            7             Sole Voting Power
                                               441,219
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     441,219
    With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  441,219

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  [X]

13       Percent of Class Represented By Amount in Row (11)
                  4.78%

14       Type of Reporting Person (See Instructions)
                  OO

                                  SCHEDULE 13D
CUSIP No. M6706C103                                           Page 3 of 14 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  CTI CAPITAL CORP.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                  [ ]

6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
                                                 0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       441,219
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       0
    With
                            10            Shared Dispositive Power
                                                 441,219

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  441,219

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  [X]

13       Percent of Class Represented By Amount in Row (11)
                  4.78%

14       Type of Reporting Person (See Instructions)
                  CO

                                  SCHEDULE 13D
CUSIP No. M6706C103                                           Page 4 of 14 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  COMVERSE TECHNOLOGY, INC.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]
3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                  [ ]

6        Citizenship or Place of Organization
                  New York

                            7             Sole Voting Power
                                                 90,000
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       441,219
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       90,000
    With
                            10            Shared Dispositive Power
                                                 441,219

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  531,219

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  [  ]

13       Percent of Class Represented By Amount in Row (11)
                  5.76%

14       Type of Reporting Person (See Instructions)
                  CO

                                  SCHEDULE 13D
CUSIP No. M6706C103                                           Page 5 of 14 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                  [ ]

6        Citizenship or Place of Organization
                  Cayman Islands

                            7             Sole Voting Power
                                               0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     441,219
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     0
    With
                            10            Shared Dispositive Power
                                               441,219

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  441,219

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  [X]

13       Percent of Class Represented By Amount in Row (11)
                  4.78%

14       Type of Reporting Person (See Instructions)
                  OO; IV

                                  SCHEDULE 13D
CUSIP No. M6706C103                                           Page 6 of 14 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                  [ ]

6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
                                               0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     441,219
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     0
    With
                            10            Shared Dispositive Power
                                               441,219

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  441,219

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  [X]

13       Percent of Class Represented By Amount in Row (11)
                  4.78%

14       Type of Reporting Person (See Instructions)
                  PN; IA

                                  SCHEDULE 13D
CUSIP No. M6706C103                                           Page 7 of 14 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  QIH MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                  [ ]

6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
                                               0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     441,219
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     0
    With
                            10            Shared Dispositive Power
                                               441,219

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  441,219

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  [X]

13       Percent of Class Represented By Amount in Row (11)
                  4.78%

14       Type of Reporting Person (See Instructions)
                  CO

                                  SCHEDULE 13D
CUSIP No. M6706C103                                           Page 8 of 14 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                  [ ]

6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
                                                 0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       441,219
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       0
    With
                            10            Shared Dispositive Power
                                                 441,219

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  441,219

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  [X]

13       Percent of Class Represented By Amount in Row (11)
                  4.78%

14       Type of Reporting Person (See Instructions)
                  OO; IA

                                  SCHEDULE 13D
CUSIP No. M6706C103                                           Page 9 of 14 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                  [ ]

6        Citizenship or Place of Organization
                  United States

                            7             Sole Voting Power
                                                 0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       441,219
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       0
    With
                            10            Shared Dispositive Power
                                                 441,219

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  441,219

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  [X]

13       Percent of Class Represented By Amount in Row (11)
                  4.78%

14       Type of Reporting Person (See Instructions)
                  IA

                                                             Page 10 of 14 Pages

                  This Amendment No. 7 to Schedule 13D relates to the Ordinary Shares, nominal value NIS 0.02 per share (the "Shares"), of LanOptics Ltd. (the "Issuer"). This Amendment No. 7 supplementally amends the initial statement on
Schedule 13D, dated June 1, 1999, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 7 is being filed by the Reporting Persons to report that the number of Shares which the Reporting Persons may be deemed to beneficially own has decreased by more than one percent of the outstanding Shares of the Issuer. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.           Identity and Background.

                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Comsor Venture Fund LDC (f/k/a Comsor Trading Fund LDC) ("Purchaser");

                  ii) CTI Capital Corp. ("CTI");

                  iii) Comverse Technology, Inc. ("Comverse");

                  iv) Quantum Industrial Partners LDC ("QIP");

                  v) QIH Management Investor, L.P. ("QIHMI");

                  vi) QIH Management LLC ("QIH Management");

                  vii) Soros Fund Management LLC ("SFM LLC"); and

                  viii) Mr. George Soros ("Mr. Soros").

                  This Statement relates to the Shares held for the accounts of each of the Purchaser and Comverse.

                  Information contained herein concerning QIP, QIHMI, QIH Management, SFM LLC and Mr. Soros has been provided by SFM LLC. The Purchaser, Comverse and CTI assume no responsibility for such information. Information contained herein concerning the Purchaser, Comverse and CTI has been provided by each such Reporting Person. QIP, QIHMI, QIH Management, SFM LLC and Mr. Soros disclaim any and all responsibility for such information.

Item 5.           Interest in Securities of the Issuer.

                  According to information provided to the Reporting Persons by the Issuer, the number of Shares outstanding was 9,222,035 as of December 16, 2003.

                  (a) Each of the Reporting Persons may be deemed the beneficial owner of the number of Shares set forth in Item 11 of such Reporting Person's Cover Page.

                  (b) (i) The Purchaser may be deemed to have the sole power to vote and the sole power to direct the disposition of the 441,219 Shares held for its account.

                                                             Page 11 of 14 Pages

                      (ii) Each of QIP, QIHMI, QIH Management, SFM LLC and Mr. Soros may be deemed to have the shared power to vote and the shared power to direct the disposition of the 441,219 Shares held for the account of the Purchaser.

                      (iii) CTI may be deemed to have the shared power to vote and the shared power to direct the disposition of the 441,219 Shares held for the account of the Purchaser.

                      (iv) Comverse may be deemed to have the sole power to vote and the sole power to direct the disposition of the 90,000 Shares directly held for its account. Comverse may be deemed to have the shared power to vote and the shared power to direct the disposition of the 441,219 Shares held for the account of the Purchaser.

                  (c) Except for the transactions listed on Annex A hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions with respect to the Shares since October 24, 2003 (60 days prior to the date hereof) by any of the Reporting Persons.

                  (d) (i) CTI and QIP, the shareholders of the Purchaser, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of the Purchaser in accordance with their ownership interests in the Purchaser.

                      (ii) The shareholder of CTI has the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of CTI in accordance with its ownership interest in CTI.

                      (iii) The shareholders of Comverse have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Comverse in accordance with their ownership interests in Comverse.

                  (e) Not Applicable.


Item 7.           Material to be Filed as Exhibits.

                  The Exhibit Index is incorporated herein by reference.

                                                             Page 12 of 14 Pages


                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: December 23, 2003         COMSOR VENTURE FUND LDC


                                By: /s/ Yaacov Koren
                                    ---------------------------------
                                    Yaacov Koren
                                    Authorized Signatory (via P.O.A.)

                                CTI CAPITAL CORP.


                                By: /s/ Yaacov Koren
                                    ---------------------------------
                                    Yaacov Koren
                                    Managing Director (via P.O.A.)


                                COMVERSE TECHNOLOGY, INC.


                                By: /s/ Kobi Alexander
                                    ----------------------------------
                                    Kobi Alexander
                                    Chairman, C.E.O.

                                QUANTUM INDUSTRIAL PARTNERS LDC


                                By: /s/ Jodye Anzalotta
                                    -----------------------------------
                                    Jodye Anzalotta
                                    Attorney-in-Fact

                                QIH MANAGEMENT INVESTOR, L.P.

                                By: QIH Management LLC,
                                    its General Partner

                                By: Soros Private Funds Management LLC,
                                    its Managing Member

                                By: /s/ Jodye Anzalotta
                                    ------------------------------------
                                    Jodye Anzalotta
                                    Attorney-in-Fact

                                                             Page 13 of 14 Pages

                                QIH MANAGEMENT LLC

                                By: Soros Private Funds Management LLC,
                                    its Managing Member

                                By: /s/ Jodye Anzalotta
                                    -----------------------------------
                                    Jodye Anzalotta
                                    Attorney-in-Fact


                                SOROS FUND MANAGEMENT LLC


                                By: /s/ Jodye Anzalotta
                                    -----------------------------------
                                    Jodye Anzalotta
                                    Assistant General Counsel

                                GEORGE SOROS


                                By: /s/ Jodye Anzalotta
                                    -----------------------------------
                                    Jodye Anzalotta
                                    Attorney-in-Fact

                                                             Page 14 of 14 Pages

                                     ANNEX A


                    RECENT TRANSACTIONS IN THE SECURITIES OF
                                 LANOPTICS LTD.

                             Date of          Nature of    Number of
For the Account of           Transaction      Transaction  Securities      Price
------------------           -----------      -----------  ----------      -----

Comsor Venture Fund LDC      December 1, 2003     Sale     5,000 Shares   $10.25

Comsor Venture Fund LDC      December 1, 2003     Sale       500 Shares   $10.38

Comsor Venture Fund LDC      December 1, 2003     Sale     1,000 Shares   $10.35

Comsor Venture Fund LDC      December 1, 2003     Sale     3,500 Shares   $10.15

Comsor Venture Fund LDC      December 3, 2003     Sale       800 Shares   $10.30

Comsor Venture Fund LDC      December 3, 2003     Sale     4,200 Shares   $10.15

Comsor Venture Fund LDC      December 4, 2003     Sale     5,000 Shares   $10.15

Comsor Venture Fund LDC      December 5, 2003     Sale       700 Shares   $10.10

Comverse Technology, Inc.    December 11, 2003    Sale     2,000 Shares   $10.00

Comverse Technology, Inc.    December 11, 2003    Sale     3,000 Shares    $9.95

Comverse Technology, Inc.    December 12, 2003    Sale     5,000 Shares   $10.00

Comsor Venture Fund LDC      December 12, 2003    Sale     5,000 Shares   $10.10

Comsor Venture Fund LDC      December 12, 2003    Sale     5,000 Shares   $10.15

Comsor Venture Fund LDC      December 15, 2003    Sale    18,135 Shares    $9.96

Comsor Venture Fund LDC      December 18, 2003    Sale     5,000 Shares    $9.80

Comsor Venture Fund LDC      December 18, 2003    Sale     4,426 Shares    $9.85

Comsor Venture Fund LDC      December 18, 2003    Sale       500 Shares    $9.83

Comsor Venture Fund LDC      December 19, 2003    Sale     5,000 Shares    $9.80

Comsor Venture Fund LDC      December 22, 2003    Sale     1,505 Shares    $9.85